SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2011

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S.A. CNPJ/MF n° 02.558.074/0001-73 NIRE 35.3.001.587.9-2 Publicly-held Company

MINUTES OF THE EXTRAORDINARY  BOARD DIRECTORS´ MEETING,
HELD ON MAY 10, 2011.

1. DATE, TIME AND PLACE: On May 10, 2011, at 9:00 a.m., in the head-office of the Company, at Av. Roque Petroni Junior, 1464, 6º andar, lado B, sala Visão, Morumbi, São Paulo - SP.

2. PRESIDING BOARD: Luis Miguel Gilpérez López – Chairman, and Breno Rodrigo Pacheco de Oliveira - Secretary.

3. INSTATEMENT: the meeting was instated with the attendance of the undersigned Directors, who represent a quorum under the terms of the Bylaws.

4. AGENDA AND RESOLUTIONS:

4.1. To accept the letters of resignation submitted by the following Executive Officers of the Company, Mr. Roberto Oliveira de Lima, Mrs. Cristiane Barretto Sales, Mr. Paulo César Pereira Teixeira, Mr. Hugo Mattos Janeba, Mr. Javier Rodríguez García, Mr. Ercio Alberto Zilli, Mr. João José Gallego Moura and Mr. Luis Miguel Gilpérez López, who held the following positions (i) Chief Executive Officer; (ii) Executive Vice-President of Finance, Planning and Control; (iii) Executive Vice-President of Operations, (iv) Executive Vice-President of Marketing and Innovation, (v) Vice-President of Networks, (vi) Vice-President of Compliance, (vii) Vice-President of Resources, and (viii) Executive Vice-President of Coordination and Synergies, thanking to them for the services rendered, with special thanks to Mr. Roberto Oliveira de Lima for all his work, commitment and results achieved by the Company during his term of office. The above referred letters of resignation were sent, on this date, to the Chairman of the Board of Directors and will be filed with the head-office of the Company.

4.2. By unanimous vote, the Directors approved the election of the following members, to perform the duties: of President, Mr. Antonio Carlos Valente da Silva, Brazilian, married, electric engineer, bearer of professional identification card CREA/RJ nº 31.547-D and enrolled with the CPF/MF under n°. 371.560.557-04, resident and domiciled in the Capital of São Paulo State, with business address at Rua Martiniano de Carvalho, 851, São Paulo - SP; of Chief Executive Officer, Mr.  Luis Miguel Gilpérez López, Spanish, married, industrial engineer, regularly enrolled with the National Foreigners Register – RNE nº V735346-V and with the CPF/MF under n°. 059.577.907-70, resident and domiciled in the Capital of São Paulo State, with business address at Av. Roque Petroni Junior, 1464, 6º andar, lado A, Morumbi, CEP 04707-000, of Finance and Investor Relations Officer, Mr. Gilmar Roberto Pereira Camurra, Brazilian, married, business manager, bearer of identification card RG nº 7.990.926-7 SSP/SP, enrolled with the CPF/MF under n°. 810.374.908-78, resident and domiciled in the Capital of São Paulo State, with business address at Rua Martiniano de Carvalho 851, São Paulo – SP, of Controller Officer, Mrs. Cristiane Barretto Sales, Brazilian, married, business manager, bearer of identity card RG nº 02714796-71 – SSP/BA, and enrolled with the CPF/MF under n°. 405.908.015-20, resident and domiciled in the Capital of São Paulo State, with business address at Av. Roque Petroni Junior, 1464, 6º andar, lado A, Morumbi, CEP 04707-000 and of General Secretary and Legal Counsel, Mr. Breno Rodrigo Pacheco de Oliveira, Brazilian, married, lawyer, bearer of Professional identification card OAB/RS n° 45.479 and regularly enrolled with the CPF/MF under n°. 711.936.930-04, resident and domiciled in the Capital of Rio de Janeiro State, with business address at Av. Ayrton Senna, 2200, 2º andar, Barra da Tijuca, RJ, who, being discharged from posting Bond, since now declare, under the penalties of Law, not to have been convicted of any crime or subject to any special Law which might prevent them from exercising duties as Directors/Officers of the Company. They took office immediately, upon signing their instruments of investiture, which shall be filed with the Company’s head-office. It is hereby recorded that the Officers now elected shall remain in their offices until the meeting of the Board of Directors to be held after the 2012 General Shareholders’ Meeting.

As a result of the foregoing resolution, the Board of Executive Officers shall hereinafter comprise the following members:

Antonio Carlos Valente da Silva – President
Luis Miguel Gilpérez López – Chief Executive Officer
Gilmar Roberto Pereira Camurra – Finance and Investor Relations Officer
Cristiane Barretto Sales –Controller Officer
Breno Rodrigo Pacheco de Oliveira – General Secretary and Legal Counsel

5. Closing of the Meeting: Since there was no other business to be transacted the meeting was closed, and these minutes were drawn-up, being subsequently read, approved and signed by the Directors and by the Secretary, and transcribed in the proper book.

6. Date and Signatures: São Paulo, May 10, 2011. Luis Miguel Gilpérez López – Chairman of the Board of Directors, Eduardo Fernando Caride (represented by Luis Miguel Gilpérez López), Emilio Gayo Rodriguez, Félix Pablo Ivorra Cano, Ignácio Aller Mallo, Ignacio Cuesta Martin Gil, José Guimarães Monforte, Antonio Gonçalves de Oliveira and Rui Manuel de M. D’Espiney Patrício – Directors, and Breno Rodrigo Pacheco de Oliveira - Secretary.

I hereby certify that this is a faithful copy of the minutes of the Extraordinary Board Directors´ Meeting, held on May 10, 2011, and drawn-up in the proper book.

Breno Rodrigo Pacheco de Oliveira
Secretary - OAB/RS nº 45.479

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 19, 2011

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Cristiane Barretto Sales
Cristiane Barretto Sales Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.